Interview by Eric Yu for WallSt.net dated July 26, 2007
Small cap voice (Audio Interview)

1. For those not familiar with your company, please describe your company and its business model.

1.
Benda is founded in 2001, and we are a Chin-based pharmaceutical company producing conventional and traditional Chinese medicines (TCMs) as well as Gendicine, the world’s 1st commercialized gene therapy medicine for treatment cancer.

2.	Benda owns and operates 5 plants, namely:
a)	Benda Ebei - which produces conventional and traditional Chinese Medicines;
b)	Jiangling Benda - which produces active pharmaceutical ingredients used in capsules, tablets and fluids;
c)	Yidu Benda - which produces bulk chemicals;
d)	Beijing Shusai - which produces Pharyngitis Killer Therapy and
e)	SiBiono - which produces Gendicine, a gen-based anti-cancer treatment.

3.
So you can see that Benda is focusing on the production of high margin medicines while securing a strong foothold in commercialized gene therapy products. Now we have approximately 580+ full-time employees

2. Tell us about your background and the backgrounds of other key members of the management team.

1.
Mr. Yiqing Wan (Chairman & CEO)- He is co-founder of our group; he has more than 20 years experience in pharmaceutical marketing and production; he received his master degree in Chemical Synthesis from Wuhan Chemical University; bachelor degree in Biological Engineering from Sanxia University.

2.
Ms. Wei Xu (VP of Operations), - she is also the co-founder of our group; she has more that 25 years experience in pharmaceutical marketing; she received her Bachelor’s degree in General Medicines from Wuhan Tongji Medical University;

3.
Dr. Zhaohui Peng (VP of Operations) - he is the founder of SiBiono; he is the inventor of Gendicine; he has more than 15 years devoted to gene therapy research, development, industrialization and commercialization; he received the PhD in Biological Chemistry from Japan’s Chiba University; post doctorate at UCLA in Biological Chemistry.

4.
Eric Yu (CFO) - I have more than 13 years experience in public and corporate accounting and finance; I am the CPAs of Australia and Hong Kong; I received my Bachelor degree in Accountancy and Legal Studies from University of Wollongong, Australia.

3. Let's talk about what the company achieved so far in 2007.

In terms of finance aspects

Revenue for the six months ended June 30, 2007 was approximately $8.2 million, compared to approximately $7.6 million for the six months ended June 30, 2006 - an 8% increase.

Gross profit for the six months ended June 30, 2007 was approximately $3.9 million, compared to approximately $3.5 million for the six months ended June 30, 2006 - an 13% increase.

Net loss for the six months ended June 30, 2007, was approximately $8.5 million, compared to net income of approximately $1.2 million for the six months ended June 30, 2006. Net income decreased for the three months ended June 30, 2007 due to approximately $7.9 million in non-cash expenses related to the acquisition of SiBiono and a non-cash interest expense of approximately $1.0 million. Excluding the non-cash expenses of approximately $8.9 million, the adjusted net income for the six months ended June 30, 2007 would have been approximately $0.4 million, compared to net income of approximately $1.2 million for the six months ended June 30, 2006. The decrease in net income was primarily a result of the temporary closing of Yidu Benda.

In terms of operation
Benda Ebei - a new production line is added to the operation, an approximately additional amount $3 to $4 MM will contributed to the revenue.
Jiangling Benda was re-opened in August 10, 2007 and it will contribute about $3MM to $5 MM to revenue.
Yidu Benda is estimated re-opened in Oct, 2007 and will contribute about $1 MM to $2MM to revenue.

4. What are the goals for the company for the rest of 2007?

1.	TCM and conventional medicine revenue growth from $15.9 MM in 2006 to $26 MM to $29 MM in 2007.

2.	The addition of Gendicine expected to add $ 9 MM to $12 MM in revenue in 2007.

3.	Total revenue of 2007 would be ranging $35 MM to $40 MM which is 118% or 151% higher than 2006.

4.
The net loss would be growth from $4 MM in 2007, however if we taken out the non-cash expenses $10 MM (1stH 2007 was $8.9 MM, 2ndH would be $1.1 MM), the net income would be $6 MM which $3.7 MM or 160% higher than the one in 2006, $2.3 MM

5. Covering the recent, news talk to me about;

Record $3.8 M in Gendicine(R) Orders in One Day Sells Out All Available Product;

Shenzhen SiBiono Gene Tech Co., Ltd, ("SiBiono"), founded in 1998, is a worldwide pioneer in gene therapy development. Its flagship product Gendicine® is the world's first and only approved and commercialized gene therapy medicine. In early April 2007, Benda acquired the majority stake of SiBiono. Following the acquisition, Benda's management team immediately overhauled SiBiono's marketing and sales strategy and grew revenue to approximately $1.5 MM for the three months ended June 30, 2007, compared to approximately $0.6 MM for the three months ended March 31, 2007 -- a 128% increase.

Three months following the Benda's acquisition of SiBiono, the new sales team had successfully entered into resale relationships with over 30 leading Chinese pharmaceutical firms.

Three months following Benda's acquisition of SiBiono, the new sales team had conducted 15 sessions, training over 2,000 doctors from 400 hospitals. Those doctors, with a full understanding of Gendicine®'s merits and application methods, can now recommend Gendicine® to their cancer patients. During the three months ended June 30, 2007, over 2,000 patients, including 130 foreigner patients, were treated with Gendicine®. By way of comparison, the average quarterly number of patients treated prior to Benda's acquisition was 515; the 2,000 patients treated in the second quarter represents a 288% increase under Benda's leadership.

-- Total patients treated to date (since 2003): 8,700

-- Foreign patients treated to date (since 2003): 1,800

Thus, because of the above foundation works, Benda achieved a great success in the national forum on "Gene Therapy for Tumors" on September 9, 2007. On that day, 16,000 vials of purchase order was received and in the year 2006, about 8,000 vials were sold.

Benda Appoints Mr. Charles Mo as Third Independent Director and Chairman of the Audit Committee

Mr. Mo is an American certified public accountant (CPA), licensed to practice in the states of California and New Hampshire. He has over 30 years of experience in public and corporate accounting, finance, governance and operations. He is the founder and general manager of Charles Mo & Co., an executive search firm. He previously served as COO and CFO of Coca-Cola Shanghai and CFO of Nike China. Mr. Mo holds an MBA from California State University, Fullerton. He is fluent in English, Mandarin and Cantonese.

With the joining of Mr. Mo to the Board, Benda meet SEC criteria to serve as the Board's "financial expert", and hoping to bring Benda to a higher level.